

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Youyi Zhu
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re: China Natural Resources, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated September 28, 2022**
> **File No. 000-26046**

Dear Youyi Zhu:

We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 1

1. We note from your response to prior comment 3 that you will add disclosure under the heading of 'Transfers of Cash and Assets Between our Company and Our Subsidiaries." In this regard, your response describes three primary types of cash and asset transfers (i.e. capital contributions, shareholder loans and dividends). With reference to the tabular disclosure of "all cash or asset transfers between the Company and its subsidiaries," please further revise to quantify the amounts presented by type or clearly state if none have been made to date.

2. In addition to the above, please further expand your disclosure to i) address your ability to

transfer cash to U.S. investors and ii) describe any limitations on your ability to distribute earnings from the company, including your subsidiaries, to U.S. investors.

D. Risk Factors, page 1

3. We note from your disclosure on page iv that you exclude Hong Kong and Macao from your definition of "PRC" or "China" for the purpose of your annual report. Please clarify that all the legal and operational risks associated with having operations in the People's Republic of China also apply to operations in Hong Kong and Macao. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macao differs from PRC law and describe any risks and consequences to the company associated with those laws. As an example, please further expand the risk factor on page 21 to also provide disclosure related to the enforceability of civil liabilities in Hong Kong and Macao.

4. Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macao have impacted or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

5. Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macao which result in oversight over data security and explain how this oversight impacts the company's business and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

6. We note your response to prior comment 4 and your proposed additional risk factor disclosure stating that i) you have obtained all necessary licenses, permits, and approvals to operate your business in the PRC and ii) you have received all requisite permissions or approvals in connection with your offshore offerings under PRC law. However, we are unable to locate an affirmative statement indicating whether any permissions or approvals have been denied. Please further expand your disclosure to address this point.

    Moreover, if you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

We may be classified as a "resident enterprise" for PRC enterprise income tax purposes ..., page 19

7. We note your disclosure on pages 19 and 20. Please expand to provide disclosure about the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, if applicable.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation